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                            NON-COMPETITION AGREEMENT

                  THIS NON-COMPETITION AGREEMENT ("Agreement"), dated as of March 11, 1999, is between Telecom Analysis Systems, Inc., a New Jersey corporation ("TAS") and Wireless Telecom Group, Inc., a New Jersey corporation ("Neptune").

                  WHEREAS, Neptune and TAS have entered into an Asset Purchase Agreement, dated as of January 7, 1999, between Neptune and TAS (the "Purchase Agreement") for the sale by TAS to Neptune of the TAS Assets; and

                  WHEREAS, the Purchase Agreement provides that TAS enter into this Agreement with Neptune as a condition to the Closing;

                  NOW THEREFORE, the parties hereby agree as follows:

                  1. Effective Date. The effective date of this Agreement shall be the Closing Date (as defined in the Purchase Agreement).

                  2. Definitions. (a) Capitalized terms, unless otherwise defined herein, shall have the meanings given to them in the Purchase Agreement; and

                  (b) The following terms shall have the following meanings when used herein:

                  (i) with respect to any company, "Subsidiaries" of such company shall mean any entity with respect to which such company owns, directly or indirectly, at least 50% of the capital stock or other equity interest.

                  (ii) "Field of Activity" shall mean the design, development, assembly, manufacture or sale of stand-alone noise generation products.

                  (iii) "Geographic Area" shall mean New Jersey, and any other state or any possession or territory of the United States of America or any other country in which any member of the group of corporations, associations, partnerships, unincorporated organizations or other similar organizations existing as of the Closing Date directly or indirectly controlled by Neptune (together with Neptune, the "Neptune Group") sells products or otherwise carries out business in the Field of Activity on or prior to the Closing Date.

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                  (iv) "Non-Compete Period" shall have the meaning specified in
         Section 3 hereof.

                  3. Covenant Not to Compete. TAS agrees that during the period commencing on the Closing Date and continuing until the third anniversary of the Closing Date (the "Non-Compete Period") it shall not, and shall cause its Affiliates not to:

                  (a) directly or indirectly own, manage, operate, control, consult, advise or otherwise engage or have any interest in, whether as principal or as agent, representative, consultant, shareholder, partner or otherwise, alone or in association with any other person, corporation or other entity, any business in the Field of Activity in the Geographic Area; or

                  (b) directly or indirectly, individually or on behalf of other persons, solicit, aid, attempt to solicit, offer to employ or otherwise interfere with the relationship of Neptune with any officer, director or employee of Neptune.

                  4. Confidentiality. During the Non-Compete Period, TAS covenants that it will not, without the prior written consent of Neptune, disclose to any person confidential information relating to or concerning the TAS Business, TAS Assets or Assumed TAS Liabilities (the "Confidential Information"), except to its officers, direc tors, employees, accountants, legal counsel and experts for litigation who need to know such information for purposes of taxes, accounting and pending litigation arising as a result of TAS' ownership or operation, on or prior to the Closing Date, of the TAS Business, TAS Assets or Assumed TAS Liabilities, unless in the written opinion of legal counsel to TAS, disclosure is required to be made under (a) the Securities Act of 1933, as amended; (b) the Securities Exchange Act of 1934, as amended; (c) the regulations of any securities exchange or pursuant to any other applicable law. In the event that TAS is requested or required by documents subpoena, civil investigation demand, interrogatories, requests or information, or other similar process to disclose any Confidential Information, TAS will provide Neptune with prompt notice of such request or demand or other similar process or, if such request, demand, or other similar process is not mandatory, request Neptune's waiver of TAS' compliance with the provisions of this Paragraph 4, as ap propriate. The term "Confidential Information," as used in this Paragraph, does not include information which (x) is generally available to the public or becomes generally available to the public other than as a result of disclosure by TAS, (y) was available to TAS on a nonconfidential basis prior to its disclosure by Neptune, or (z) becomes available to TAS on a nonconfidential basis from a source that is not bound by a confidentiality agreement with Neptune.

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                  5.  Exclusions.  Nothing in this Agreement shall:

                  (a) prevent TAS or its Affiliates from owning less than a 5% interest in the aggregate of the equity securities of any company whose voting securities are publicly traded, if none of the employees of TAS or any of its Subsidiaries, without the written permission of Neptune, participates in the active day-to-day management of such company;

                  (b) prevent TAS or its Subsidiaries from participating in venture capital, mutual or investment funds which hold ownership interests of persons which engage in businesses within the Field of Activity, if none of TAS or any of its Subsidiaries or any of their employees are involved in the active day-to-day management of such persons;

                  (c) prevent TAS or its Affiliates from designing, developing, assembling, manufacturing or selling products that include noise generation as a function, including but not limited to the TAS 4600 Noise and Interference Emulator and any other systems which include noise generation as a function in a multifunction device or system; or

                  (d) prevent TAS or its Affiliates from acquiring by merger, consolidation, stock purchase, asset purchase or otherwise, any entity (other than Micronetics Wireless, Inc. or any successor to Micronetics or any purchaser of all or substantially all of the assets or business of Micronetics in the Field of Activity ("Micronetics")) or all or substantially all of the assets of any entity (other than Micronetics) that is engaged in the Field of Activity, so long as not more than 10% of such entity's annual revenues are derived from such entity's operations in the Field of Activity, provided however, for a period not to exceed 90 days, after the date of such an acquisition TAS shall negotiate in good faith exclusively with Neptune regarding a purchase on commercially reasonable terms by Neptune of the assets of such acquired entity used primarily in the Field of Activity. If at the end of such 90-day period, TAS and Neptune are unable to agree on commercially reasonable terms satisfactory to both parties, TAS shall have no further obligations to Neptune under the proviso in the immediately preceding sentence.


                  6. Non-Solicitation. TAS agrees that, during the Non-Compete Period, TAS shall not:

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                  (a) directly or indirectly, solicit the trade of, or trade with, any individual or entity ("Person") that TAS knows or has reason to know is a customer or supplier of the Neptune Group for any competing business purpose in the Field of Activity other than for the benefit of the Neptune Group;

                  (b) directly or indirectly interfere with the Neptune Group's business relationship in the Field of Activity with any Person that TAS knows or has reason to know is a customer or supplier of the Neptune Group; or

                  (c) directly or indirectly, solicit or induce, or attempt to solicit or induce any Person that TAS knows or has reason to know is a sales representative, agent or distributor of the Neptune Group in the Field of Activity to cease representing the Neptune Group for any reason whatsoever, or interfere with the business relationship of the Neptune Group with any Person that TAS knows or has reason to know is a sales representative, agent or distributor in the Field of Activity.

                  7. Consideration. In consideration of the foregoing covenants of TAS, Neptune agrees to pay $200,000 to TAS on the Closing Date in immediately available funds.

                  8. Severability. The covenants contained herein shall be construed as a series of separate covenants which are identical in terms except for the subject matter and geographical coverage and temporal duration. If any court of competent jurisdiction determines that any such separate covenant is not fully enforceable pursuant to its terms, such covenant shall be deemed modified or severed and the remainder of such covenant and this Agreement shall be enforced to the fullest extent permitted by applicable law and consistent with the intent of the parties expressed hereunder.

                  9. Injunctive Relief. The parties acknowledge that the covenants contained herein are of a special and unique character and that any breach of any such covenants or obligations would cause irreparable harm for which remedies at law are inadequate. The parties hereto shall have the right to injunctive or other equitable relief, in addition to all of their other rights and remedies at law to enforce the provisions of this Agreement. All costs and expenses (including attorneys' fees) reasonably incurred in any dispute concerning the enforcement of this Agreement shall be borne by the non-prevailing party.

                  10. Third Party Beneficiaries. Each member of the Neptune Group is an express third party beneficiary of the representations, warranties, undertakings and

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covenants of TAS under this Agreement, entitled to the benefits of this
Agreement as if each were a party hereto.

                  11. Assignment. This Agreement and the rights and obligations hereunder shall not be assignable without the prior written consent of the other party hereto, provided that Neptune may assign this Agreement (a) to any Affiliate of Neptune without such consent or (b) subsequent to the Closing, to any transferee of the TAS Business, TAS Assets or Assumed TAS Liabilities that executes a written assumption of the obligations of Neptune hereunder.

                  12. Amendment; Waivers, etc. No amendment, modification or discharge of this Agreement, and no waiver hereunder, shall be valid or binding unless set forth in writing and duly executed by the party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

                  13. Notices. All notices to any party shall be delivered in accordance with Section 13.6 of the Purchase Agreement to the following addresses:

                    (i) if to TAS:

                        Telecom Analysis Systems, Inc.
                        34 Industrial Way East, Suite 6
                        Eatontown, New Jersey  07724
                        Telephone: (732) 544-8700
                        Telecopy:  (732) 544-1473
                        Attention:  President

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                        with a copy to:

                        Bowthorpe plc
                        Gatwick Road
                        Crawley, West Sussex
                        RH102RZ United Kingdom

                        Telephone: 44-129-352-8888
                        Telecopy: 44-129-354-1905
                        Attention: Company Secretary

                        Debevoise & Plimpton
                        875 Third Avenue
                        New York, New York 10022
                        Telephone: (212) 909-6451
                        Telecopy: (212) 909-6836

                        Attention: Robert F. Quaintance, Esq.

                  (ii)  if to Neptune:

                        Wireless Telecom Group, Inc.
                        East 64 Midland Avenue
                        Paramus, New Jersey  07652
                        Telephone: (201) 261-8797
                        Telecopy: (201) 261-8339
                        Attention: President

                        with a copy to:

                        Morrison Cohen Singer & Weinstein LLP
                        750 Lexington Avenue
                        New York, New York 10022

                        (212) 735-8680
                        (212) 735-8708

                        Attention: Robert H. Cohen, Esq.

or, in each case, at such other address as may be specified in writing to the other parties hereto.

                  14. Miscellaneous. Each party represents and warrants to the other that, with respect to itself, this Agreement has been duly authorized and validly executed,

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and is a valid and binding obligation enforceable against such party in accordance with its terms. This Agreement shall be governed by and construed in accordance with the laws of the state of New York.

                  15. Headings. The headings contained in this Agreement are for purposes of convenience only and shall not affect the meaning or interpretation of this Agreement.

                  16. Entire Agreement. This Agreement and the Purchase Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

                  17. Counterparts. This Agreement may be executed in several counterparts, each of which will be deemed an original and all of which together will constitute one and the same agreement.

                  18. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns.


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                  IN WITNESS WHEREOF, the parties have caused the
Non-Competition Agreement to be duly executed as of the date first written above.

                                            WIRELESS TELECOM GROUP, INC.


                                            By: /s/ Ed Garcia
                                              ---------------------------------
                                                 Name: Edward Garcia
                                                 Title: President


                                            TELECOM ANALYSIS SYSTEMS, INC.


                                            By: /s/ Charles W. Simmons
                                              ---------------------------------
                                                 Name:  Charles W. Simmons
                                                 Title: President


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